Law Offices of Aaron A. Grunfeld & Associates

1100 Glendon Avenue, Suite 850

Los Angeles, California 90024

Tel.     (310) 788-7577

Email: agrunfeld@grunfeldlaw.com

February 5, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Attention:  Alexandra M. Ledbetter, Staff Attorney

Re:

JMG Exploration, Inc.

Preliminary Information Statement on Schedule 14A

File No. 1-32438

Dear Ms. Ledbetter:

On Friday, February 1, 2013 staff provided us verbal comments to our correspondence filing letter dated January 9, 2013. Attached to that letter was our draft form or preliminary proxy statement on Schedule 14A. Accordingly, we have revised and filed the company's preliminary proxy statement on Schedule 14A concurrently with the date of this letter. We further advise and confirm to you that:

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The document has the PRER 14A EDGAR filing tag.

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Staff has asked us to clarify on page 6 of the proxy statement what constitutes a “plurality” of the vote, namely whether Nevada law requires us to have (i) a plurality of each class of common stock and Class of M Preferred Stock or whether it is (ii) a plurality of both classes as combined that is required. In response we have added at the end of the first answer on page 6 of the preliminary proxy statement the following language: “Nevada law provides that a majority of the voting power, which includes the voting power that is present in person or by proxy, constitutes a quorum for the transaction of business by stockholders. See NRS 78.320.” We have moreover separately noted on page 5, under "Who is entitled to vote at the Special Meeting?", that the enumerated shares of common stock and of class M Preferred Stock vote together as a class for purposes of the several matters to be presented at the meeting of stockholders.

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We have omitted the reference to the SEC in the second sentence of the second answer on page 6 so that the sentence now reads: “We obtained these consents in a manner which does not appear to comply with any exemption from the proxy solicitation rules under the Exchange Act.”

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We have deleted the reference to staff on page 7 under “Preliminary Statement” and have replaced the relevant language to note that “this previously conducted solicitation did not comply with the proxy solicitation rules and did not meet any of the exemptions in Exchange Act 14a-2”.

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We further advised that Board of Directors has concluded that the appropriate name for the registrant should be “MediaShift, Inc.”

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There’re no reference to a fourth item on the proxy card.

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We have generally updated information as appropriate.

We acknowledge that:

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the company is responsible for the adequacy and accuracy of the disclosures in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Aaron A. Grunfeld, at (310) 788-7577, or by email at grunfeld@grunfeldlaw.com, if there are further comments.

Sincerely yours,

Aaron A. Grunfeld

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